SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

PBF LOGISTICS LP
(Name of Issuer)

PBF Logistics LP
PBF Logistics GP LLC
PBF Energy Inc.
PBF Energy Company LLC
PBFX Holdings Inc.
Riverlands Merger Sub LLC
(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

69318Q104
(CUSIP Number of Class of Securities)

Trecia M. Canty, Esq. Senior Vice President, General Counsel and Secretary PBF Energy Inc. One Sylvan Way, Second Floor Parsippany, New Jersey 07054 (973) 455-7500	Trecia M. Canty, Esq. Senior Vice President, General Counsel and Secretary PBF Logistics LP One Sylvan Way, Second Floor Parsippany, New Jersey 07054 (973) 455-7500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Philip Haines, Esq. Jordan Hirsch, Esq. Hunton Andrews Kurth LLP 600 Travis St., Suite 4200 Houston, Texas 77002 (713) 220-4200	Michael Swidler, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on August 26, 2022, and given a filing date of August 29, 2022 (the “Original Statement”), as amended by Amendment No. 1 thereto, together with all exhibits thereto filed on September 30, 2022 (“Amendment No. 1”) and Amendment No. 2 thereto, together with all exhibits thereto filed on October 25, 2022 (“Amendment No. 2,”  and the Original Filing, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, together with all exhibits hereto and thereto filed, this “Amended Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) PBF Logistics LP, a Delaware limited partnership (“PBFX”) and the issuer of the common units representing limited partner interests in PBFX (“PBFX Common Units,” and the holders of PBFX Common Units, the “PBFX Unitholders”) that are subject to the Rule 13e-3 transaction, (ii) PBF Energy Inc., a Delaware corporation (“PBF Energy”), (ii) PBF Energy Company LLC, a Delaware limited liability company and subsidiary of PBF Energy (“PBF LLC”), (iv) PBFX Holdings Inc., a Delaware corporation and wholly owned subsidiary of PBF LLC (“PBFX Holdings”), (v) Riverlands Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of PBF LLC (“Merger Sub”), and (vi) PBF Logistics GP LLC, a Delaware limited liability company and the general partner of PBFX (“PBFX GP” or the “general partner”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 27, 2022 (the “Merger Agreement”), by and among PBF Energy, PBF LLC, PBFX Holdings, Merger Sub, PBFX and PBFX GP. Pursuant to the Merger Agreement, PBF LLC acquired all of the outstanding PBFX Common Units other than PBFX Common Units held directly or indirectly by PBF Energy and its subsidiaries (all such PBFX Common Units previously held by persons other than PBF Energy and its subsidiaries, the “PBFX Public Common Units,” and the holders of such units, the “PBFX Public Unitholders”).  Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub merged with and into PBFX (the “Merger”), with PBFX surviving as an indirect subsidiary of PBF Energy, owned 99% by PBF LLC and 1% by PBFX Holdings. The Merger became effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware on November 30, 2022 (the “Effective Time”). At the Effective Time pursuant to the Merger Agreement, each outstanding PBFX Public Common Unit converted into the right to receive: (i) 0.270 (the “Exchange Ratio”) of a share of Class A Common Stock, par value $0.001 per share, of PBF Energy (the “PBF Energy Common Stock,” and such consideration, the “Stock Consideration”), (ii) $9.25 in cash, without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”), and (iii) any cash in lieu of fractional shares of PBF Energy Common Stock as described below. The receipt of Merger Consideration in exchange for PBFX Public Common Units pursuant to the Merger should be a taxable transaction to PBFX Public Unitholders.  See “United States Federal Income Tax Consequences” in the Proxy Statement/Prospectus (as defined below). The Exchange Ratio was fixed and was not adjusted on account of any change in price of either PBF Energy Common Stock or PBFX Common Units prior to completion of the Merger; provided, that the Merger Agreement included an adjustment mechanism (the “19.9% Cap Adjustment Mechanism”) so that the number of shares of PBF Energy Common Stock issued in the Merger did not exceed 19.9% of the issued and outstanding shares of PBF Energy Common Stock immediately prior to the Effective Time (the “19.9% Limitation”). The 19.9% Cap Adjustment Mechanism was not triggered in connection with the completion of the Merger.

PBF Energy did not issue any fractional shares in the Merger.  Instead, each holder of PBFX Public Common Units that were converted pursuant to the Merger Agreement who otherwise would have received a fraction of a share of PBF Energy Common Stock received or is entitled to receive, in lieu thereof, a cash payment (without interest and rounded up to the nearest whole cent) in an amount equal to the product of (i) the average trading prices of the PBF Energy Common Stock over the ten consecutive full trading days prior to the closing date of the Merger, and (ii) the fraction of the share of PBF Energy Common Stock that such holder would otherwise be entitled to receive pursuant to the Merger Agreement.  Holders of shares of PBF Energy Common Stock will continue to own their existing shares of PBF Energy Common Stock. There will be no change in the ownership of the non-economic general partner interest in PBFX held by PBFX GP, which will continue as a non-economic general partner interest in the surviving entity.

Concurrently with the execution of the Merger Agreement, PBF Energy and PBF LLC entered into a Voting and Support Agreement, dated as of July 27, 2022 (the “Support Agreement”), with PBFX, pursuant to which, among other things, PBF Energy caused PBF LLC, in its capacity as a limited partner of PBFX, to vote its PBFX Common Units in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger. Prior to completion of the Merger, PBF LLC owned 29,953,631 PBFX Common Units (representing approximately 47.7% of the issued and outstanding PBFX Common Units).

On July 26, 2022, the Conflicts Committee (which consists of the three members of the GP Board (as defined below) who are independent under PBFX’s governance guidelines, the Third Amended and Restated Agreement of Limited Partnership of PBFX, dated as of February 13, 2019, as amended or supplemented from time to time (the “PBFX Partnership Agreement”) and the listing standards of the New York Stock Exchange (the “NYSE”) and who are not also executive officers or members of the Board of Directors of PBF Energy (the “PBF Energy Board”) (the “Conflicts Committee”)) of the Board of Directors of PBFX GP (the “GP Board”) in good faith, unanimously resolved: (i) that the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement and the Support Agreement, are fair and reasonable to, and in the best interests of, the PBFX Unitholders other than PBF Energy, PBF LLC, PBFX Holdings, PBFX, PBFX GP or their affiliates (the “PBFX Unaffiliated Unitholders”) and, assuming PBF Energy approved the Merger, PBFX, (ii) to approve the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Merger Agreement and the Support Agreement, (iii) to recommend that the GP Board approve (x) the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Merger Agreement and the Support Agreement, and (y) the execution, delivery and performance of the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, and (iv) to recommend to the GP Board that the GP Board (x) resolve to direct that the Merger Agreement be submitted to a vote of the PBFX Unitholders, and (y) recommend approval of the transactions contemplated by the Merger Agreement, including the Merger, by the PBFX Unitholders.

On July 27, 2022, the GP Board, acting upon the recommendation of the Conflicts Committee, unanimously: (i) approved the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, and the execution, delivery and performance of the Merger Agreement and the Support Agreement, (ii) approved the submission of the Merger Agreement and the transactions contemplated thereby, including the Merger, to a vote of the PBFX Unitholders, and (iii) determined to recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the PBFX Unitholders.

PBFX held a virtual special meeting of the PBFX Unitholders in connection with the proposed Merger on November 30, 2022 at 10:00 a.m., Eastern time (the “PBFX Special Meeting”).  At the PBFX Special Meeting, the PBFX Unitholders were asked to vote on the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Proposal”).  Pursuant to the PBFX Partnership Agreement, approval of the Merger Proposal required the affirmative vote of holders of a majority of the outstanding PBFX Common Units, which includes the PBFX Common Units owned directly or indirectly by PBF Energy and its subsidiaries. In addition, at the PBFX Special Meeting, the PBFX Unitholders were asked to consider and vote on a proposal to adjourn the PBFX Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there were not sufficient votes to approve the Merger Agreement and transactions contemplated thereby, including the Merger, at the time of the PBFX Special Meeting (the “Adjournment Proposal”). Approval of the Adjournment Proposal required approval by the affirmative vote of the PBFX Unitholders representing a majority of the outstanding PBFX Common Units, which includes the PBFX Common Units owned directly or indirectly by PBF Energy and its subsidiaries. Each of the Merger Proposal and the Adjournment Proposal was approved by the required vote of PBFX Unitholders.

On September 30, 2022, PBF Energy filed with the SEC an amended registration statement on Form S-4 (Registration No. 333-267119), which included a notice of meeting and proxy statement/prospectus with respect to (i) the issuance of shares of PBF Energy Common Stock required to fund the Stock Consideration and (ii) the PBFX Special Meeting. The registration statement on Form S-4 became effective under the Securities Act of 1933, as amended (the “Securities Act”), on October 21, 2022. On October 25, 2022, (i) PBF Energy filed with the SEC a prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act (the “PBF Energy Prospectus”), and (ii) PBFX filed with the SEC a definitive proxy statement on Form DEFM14A pursuant to Section 14(a) of the Exchange Act (the “PBFX Proxy Statement”). Each of the PBF Energy Prospectus and the PBFX Proxy Statement include a notice of meeting and a proxy statement/prospectus (the “Proxy Statement/Prospectus”). PBFX first mailed the Proxy Statement/Prospectus to PBFX Unitholders on or about October 27, 2022. On November 30, 2022, PBF Energy filed with the SEC a registration statement on Form S-4 (Registration No. 333-268594) pursuant to General Instruction K to Form S-4 and Rule 462(b) under the Securities Act of 1933, as amended, solely to register additional shares of PBF Energy Common Stock for issuance in connection with the consummation of the Merger. A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus. A copy of the Support Agreement is attached as Annex B to the Proxy Statement/Prospectus.

This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Amended Transaction Statement.

All references in this Amended Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Amended Transaction Statement have the meanings given to them in the Proxy Statement/Prospectus.

All information concerning PBFX contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by PBFX. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15(c) is hereby amended and supplemented by adding the following language:

On November 30, 2022, at the PBFX Special Meeting, a majority of the outstanding PBFX Common Units, which included the PBFX Common Units owned directly or indirectly by PBF Energy and its subsidiaries, approved the Merger Proposal. The Merger was consummated on November 30, 2022, pursuant to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. At the Effective Time of the Merger, each outstanding PBFX Public Common Unit was converted into the right to receive: (i) 0.270 of a share of PBF Energy Common Stock, (ii) $9.25 in cash, without interest, and (iii) any cash in lieu of fractional shares of PBF Energy Common Stock to which the holder thereof became entitled to upon surrender of such PBFX Public Common Units in accordance with the Merger Agreement.

As a result of the completion of the Merger, PBFX Common Units have ceased to trade on the NYSE and became eligible for delisting from the NYSE and termination of registration under the Exchange Act.  PBFX has requested that the NYSE file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of PBFX Common Units from the NYSE.  PBFX intends to file with the SEC a Certification and Notice of Termination of Registration on Form 15 in order to terminate or suspend its reporting obligations under Section 13(a) and 15(d) of the Exchange Act, as promptly as practicable.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)	Proxy Statement/Prospectus (incorporated herein by reference to PBF Logistics LP’s Definitive Proxy Statement on Form DEFM14A filed with the SEC on October 25, 2022 (File No. 001-36446)).

(a)(2)	Form of Proxy Card for PBF Logistics LP Special Meeting (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(3)	Letter to Unitholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(5)	Joint Press Release, dated July 28, 2022 (incorporated herein by reference to Exhibit 99.1 filed with PBF Energy Inc.’s Current Report on Form 8-K, filed July 28, 2022 (File No. 001-35764)).

(a)(6)	Joint Press Release, dated November 30, 2022 (incorporated herein by reference to Exhibit 99.1 filed with PBF Energy Inc.’s Current Report on Form 8-K, filed November 30, 2022 (File No. 001-35764)).

(b)(1)
Senior Secured Revolving Credit Agreement dated as of May 2, 2018 (incorporated herein by reference to Exhibit 10.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated May 8, 2018 (File No. 001-35764)).

(b)(2)
Amendment dated as of February 18, 2020 to Senior Secured Revolving Credit Agreement dated as of May 2, 2018 (incorporated herein by reference to Exhibit 10.3 filed with PBF Energy Inc.’s Quarterly Report on Form 10-Q dated May 15, 2020 (File No. 001-35764)).

(b)(3)
Second Amendment dated as of May 7, 2020 to Senior Secured Revolving Credit Agreement dated as of May 2, 2018, as amended (incorporated herein by reference to Exhibit 10.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated May 7, 2020 (File No. 001-35764)).

(b)(4)
Third Amendment to Senior Secured Revolving Credit Agreement, dated May 2, 2018 (incorporated herein by reference to Exhibit 10.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated May 27, 2022 (File No. 001-35764)).

(b)(5)
Joinder Agreement to the Credit Agreement dated as of February 1, 2020, among PBF Holding Company LLC, the Guarantors named on the signature pages thereto including Martinez Refining Company LLC, Martinez Terminal Company LLC and Bank of America, N.A., as Administrative Agent to Senior Secured Revolving Credit Agreement dated as of May 2, 2018 (incorporated herein by reference to Exhibit 10.2 filed with PBF Energy Inc.’s Quarterly Report on Form 10-Q dated May 15, 2020 (File No. 001-35764)).

(c)(1)	Opinion of Intrepid Partners LLC (incorporated herein by reference to Annex C of the Proxy Statement/Prospectus).

(c)(2)*	Discussion materials prepared by Barclays Capital Inc., dated July 20, 2022, for the management team of PBF Energy Inc.

(c)(3)*	Discussion materials prepared by Barclays Capital Inc., dated July 26, 2022, for the Board of Directors of PBF Energy Inc.

(c)(4)*	Presentation materials prepared by Intrepid Partners, LLC, dated June 27, 2022, for the Conflicts Committee.

(c)(5)*	Presentation materials prepared by Intrepid Partners, LLC, dated June 29, 2022, for the Conflicts Committee.

(c)(6)*	Presentation materials prepared by Intrepid Partners, LLC, dated July 13, 2022, for the Conflicts Committee.

(c)(7)*	Presentation materials prepared by Intrepid Partners, LLC, dated July 18, 2022, for the Conflicts Committee.

(c)(8)*	Presentation materials prepared by Intrepid Partners, LLC, dated July 26, 2022, for the Conflicts Committee.

(d)(1)
Agreement and Plan of Merger, dated July 27, 2022, by and among PBF Energy Inc., PBF Energy Company LLC, PBFX Holdings Inc., Riverlands Merger Sub LLC, PBF Logistics LP and PBF Logistics GP LLC (incorporated herein by reference to Annex A of the Proxy Statement/Prospectus).

(d)(2)
Voting and Support Agreement, dated July 27, 2022, by and among PBF Energy Inc., PBF Energy Company LLC and PBF Logistics LP (incorporated herein by reference to Annex B of the Proxy Statement/Prospectus).

(f)(1)
Third Amended and Restated Agreement of the Limited Partnership of PBF Logistics LP (incorporated herein by reference to Exhibit 3.1 to PBF Logistics LP’s Current Report on Form 8-K dated February 14, 2019 (File No. 001-36446)).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 30, 2022

PBF ENERGY INC.

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

PBF ENERGY COMPANY LLC

By:	PBF Energy Inc., its managing member

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

RIVERLANDS MERGER SUB LLC

By:	PBF Energy Company LLC, its sole member

By:	PBF Energy Inc., its managing member

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

PBFX HOLDINGS INC.

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

PBF LOGISTICS LP

By:	PBF Logistics GP LLC its general partner

By:	/s/ Matthew Lucey
Name:	Matthew Lucey
Title:	Executive Vice President

PBF LOGISTICS GP LLC

By:	/s/ Matthew Lucey
Name:	Matthew Lucey
Title:	Executive Vice President